Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
Repligen Sweden AB	Sweden
Repligen GmbH	Germany
Repligen Singapore Pte. Ltd.	Singapore
Repligen Europe B.V.	Netherlands
Repligen (Shanghai) Biotechnology Co. Ltd.	China
Repligen Japan LLC	Japan
Repligen India Private Limited	India
Repligen Korea Co., Ltd.	South Korea
ARTeSYN Biosolutions Holdings Ireland Ltd.	Ireland
ARTeSYN Biosolutions Ireland Limited	Ireland
Repligen Estonia OṺ	Estonia
Repligen Ireland Limited	Ireland
ARTeSYN Biosolutions USA, LLC	United States
Spectrum Life Sciences, LLC	United States
C Technologies, Inc.	United States
Polymem S.A.	France
Avitide LLC	United States
Newton T&M Corp.	United States
Bio-Flex Solutions, L.L.C.	United States
Repligen UK Limited	United Kingdom